United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

This report on Form 6‑K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F‑3/S‑3 (File No. 333‑119705 and 333‑119705‑1) of STATS ChipPAC Ltd. and ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name : Tan Lay Koon
Title : President & Chief Executive Officer Date : October 27, 2004

CORPORATE RELEASE

STATS CHIPPAC LTD. ANNOUNCES
OFFERING OF SENIOR NOTES

Singapore and United States — October 27, 2004 — STATS ChipPAC Ltd. (“STATS ChipPAC” - NNM: STTS and SGX: ST Assembly) announced today that it intends to offer in a private offering up to US$165 million in aggregate principal amount of senior notes due 2011. The senior notes will be guaranteed by all of STATS ChipPAC’s wholly owned subsidiaries, other than those subsidiaries organized under the laws of the People’s Republic of China. Approval in-principle has been obtained for the listing and quotation of the senior notes on the Singapore Exchange Securities Trading Limited.

STATS ChipPAC plans to lend or contribute a portion of the net proceeds of the offering to its indirect wholly owned subsidiary, ChipPAC International Company Limited (“ChipPAC International”). The proceeds from such loan or contribution will be used by ChipPAC International to redeem the remaining 37.9%, or US$62.5 million in aggregate principal amount, of the 12¾% senior subordinated notes due 2009 not purchased by ChipPAC International pursuant to ChipPAC International’s tender offer for any and all of its outstanding 12¾% senior subordinated notes due 2009. STATS ChipPAC plans to use the remaining net proceeds from the offering to repay all outstanding indebtedness, at any time following the closing of this offering until January 2005 when such outstanding indebtedness becomes due, under its US$50.0 million credit facility with Oversea-Chinese Banking Corporation Limited, which STATS ChipPAC drew down in full to pay part of the purchase price for the repurchase of the 12¾% senior subordinated notes due 2009 in the tender offer, and for general corporate purposes.

The senior notes will be offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and outside the United States only to non-U.S. persons under Regulation S of the Securities Act of 1933.

The senior notes to be offered have not been registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act of 1933 and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the new senior notes, and shall not constitute an offer, solicitation, or sale in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. This press release also shall not constitute a notice of redemption of ChipPAC International’s 12¾% senior subordinated notes due 2009, and any redemption will be done in accordance with the terms of the indenture governing such notes. This notice is issued pursuant to and in accordance with Rule 135(c) of the Securities Act of 1933.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd (“STATS ChipPAC” - NNM: STTS and SGX: ST Assembly), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions comprising fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers comprise some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are headquartered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina) with offices located in the Netherlands, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore and STATS FastRamp Test Services, Inc.’s test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Certain statements in this press release including statements regarding ChipPAC International’s present intention to redeem any of ChipPAC International’s senior subordinated notes with all or a portion of the net proceeds from the senior notes to be issued by STATS ChipPAC are forward-looking statements that involve a number of risks and uncertainties. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “US$” are to the lawful currency of the United States of America.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Singapore Contact :

Michael G. Potter Chief Financial Officer Tel : (65) 6824 7777, Fax : (65) 6720 7826 email : ir@statschippac.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group David Pasquale – Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com	The Ruth Group Andrew Rodriguez Tel : (646) 536 7032 email : arodriguez@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059